Investor Perk Terms and Conditions

These Investor Perk Terms and Conditions (“**Terms and Conditions”**) are effective upon receipt. You, (hereinafter referred to as “you” or the “Investor”), received these Terms and Conditions because you entered into a Wefunder Convertible Note Agreement (the “**Investment Agreement**”) pursuant to which you invested in or loaned Mammalz, (the “Company”) a sum of money, (the “**Investment Amount**”), making you eligible for a chance, or chances, to win a Trip.

1. **Investment Perks**. Subject to conditions, as a benefit of entering into the Investment Agreement, Company may offer Investor the opportunity to attend one of three (3) trips: Indian Tiger Safari, Scuba Liveaboard in Raja Ampat, or African Safari in Botswana (a “Trip”, collectively the “Trips”). Investors offered a trip, (**“Winner(s)”**) will have been selected by random drawing

1.1. **Trip Defined.** A "Trip" is as one (1) of the three defined Trips listed within paragraph 2.2, 2.2.2 and 2.2.3.

1.1.1. Winners may select the Trip they wish to go on from the following: Indian Tiger Safari, Scuba Liveaboard in Raja Ampat, or Botswana Mobile Safari.

1.2. **Description of Trips.**

1.2.1. **Indian Tiger Safari.** 7-Day/6-Night Private Tiger Safari to Ranthambhore National Park, India for two people on twin sharing basis. Dates to be determined based on vendor availability and guests’ desired travel dates. Details of itinerary subject to change. Trip starts and ends in Delhi, India. Summary Itinerary: Day 1 Train from Delhi to Sawai Madhopur, ground transport to Ranthambhore Bagh lodge. Day 2-6 Five Full-Day Tiger Safaris in Ranthambhore National Park. Day 7 Ground transport from Ranthambhore Bagh to Train, Train to Delhi.

1.2.1.1. **Trip Includes:** Ground transport from your hotel in Delhi to the Delhi train station, First class train ticket from Delhi to Sawai Madhopur, First class train ticket from Sawai Madhopur to Delhi, Ground transportation from Sawai Madhopur train station to Ranthambhore Bagh, Ground transportation from Ranthambhore Bagh to Sawai Madhopur train station, Six nights accommodation on twin sharing basis at Ranthambhore Bagh. All meals, tea, coffee, and bottled drinking water while at Ranthambhore Bagh. Five full-day safaris in private vehicle with driver and English-speaking guide, Park entrance fees, Still camera fees assessed by Ranthambhore National Park, Taxes associated with included travel, park fees, and lodging.

1.2.1.2. **Trip Excludes:** Medical and travel insurance, All travel to and from Delhi, Staff and guide tips and gratuities, Hotel in Delhi before and after the trip, Food and drinks before the start of your trip and after the end of your trip, Food and drinks while on train, Alcoholic drinks throughout the trip (beer, wine, and some other alcohol is available for purchase while at Ranthambhore Bagh), Tourist Visa fees necessary for travel to India, Passport fees, Travel vaccinations or medications, Video camera fees assessed by Ranthambhore National Park, Items of a personal nature, Other activities not included in this itinerary (ie: tour of Ranthambhore Fort), Single supplement.

1.2.2. **Scuba Liveaboard in Raja Ampat.** 7-Day Live Aboard Diving trip on The Raja Ampat Aggressor for two people on twin sharing basis. Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change. Trip starts and ends in Sorong, West Papua, Indonesia. **Summary Itinerary**: Approximately 22 dives in total over the course of 7 days in Northern and Central Raj Ampat starting and ending in Sorong.

1.2.2.1. **Trip Includes**: One shared deluxe stateroom, all diving-related expenses (except Nitrox), food and drink (including local beer and wine, except for the last day's dinner), accommodations aboard the yacht, and airport transfers.

1.2.2.2. **Trip Excludes**: Nitrox, last day's dinner, staff gratuity, lodging before or after the trip, medical and travel insurance, airfare, travel to or from Sorong, items of a personal nature, passport and/or tourist visa fees, travel vaccinations or medications, other activities not included in this itinerary, single supplement.

1.2.3. **Botswana Mobile Safari.** 11-Day/10-Night Botswana Mobile Group Safari for Two People on twin sharing basis. Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change. Trip starts in Maun, Botswana and ends in Kasane, Botswana. **Summary Itinerary**: Day 1: Meet in Maun, Botswana, overnight at hotel. Day 2: Road transfer to Khwai River in the Okavango Delta, Mobile camp (3 nights). Day 3 & 4: Explore Khwai River/Okavango Delta, including a relaxing Mokoro (traditional dugout canoe) trip, Mobile camp. Day 5: Road transfer to Savute area, Chobe National Park, Mobile camp (3 nights). Day 6 & 7: Explore Savute, Mobile camp. Day 8: Road transfer to Chobe River Front, Mobile camp (3 nights). Day 9: Explore Chobe River Front, Mobile camp. Day 10: Morning game viewing in Chobe, afternoon boat cruise on Chobe River. Day 11: Morning game drive and wildlife viewing

along Chobe River Front, road transfer to Kasane International Airport for departure flight.

1.2.3.1. **Trip Includes:** All accommodation on twin sharing basis, all meals while camping (BLD basis), Dinner and breakfast at Maun hotel, Camping and Park fees, All Game drives during camping, One Mokoro ride on Khwai River, One Pangolin Boat trip on Chobe River, Still water and drinks while on safari, Alcoholic drinks for dinner and sundowners, Airport and border transfers, One night accommodation in Maun at start of trip.

1.2.3.2. **Trip Excludes:** Medical & Travel Insurance, All flights and travel to and from Botswana, Any items of a personal nature, Staff Tips & Gratuities, Other activities not included in this itinerary: (ie: scenic flight), Donations to Conservation projects, Passport and or tourist visa fees, Accommodation prior to or after trip, Single supplement.

1.3. Trip Value. Trip values range from $5,000 - $10,000 US Dollars.

1.4. Eligibility. Investors who invest $100 US Dollars or more are eligible to win a Trip. The number of entries is based on each Investor's Investment Amount. Entries are accumulated as follows:

Investment Amount	Entries Awarded
$100	1
$250	3
$500	7
$1,000	15
$2,500 +	25

1.4.1. Maximum Entries. Investors may accumulate a maximum of twenty-five (25) entries into the random drawing, regardless of the number or amount of investments made in the Mammalz Wefunder campaign.

1.4.2. Maximum Trips. Investors are only eligible to win one trip.

1.5. Winner Selection and Notification.

1.5.1. The giveaway begins on January 18th, 2020 and ends on April 30th, 2020 (the "Entry Period").

1.5.2. Winners will be selected by random drawing at the end of the Entry Period. The drawing will be performed using third party digital software.

1.5.3. Winners will be notified at the end of the Entry Period after all funds have been transferred successfully to Company and the final amount raised throughout the Entry Period is confirmed.

1.5.4. A winner may choose to not accept a Trip reward, in which case another winner will be chosen by random drawing.

1.5.5. **Notification.** Mammalz will notify all Winners, if any, via email.

1.5.6. **Acceptance.** Winners must confirm their acceptance of prize and selection of Trip in writing within ninety (90) days of notification of winning status. If Winner does not confirm acceptance, in writing, within ninety (90) days the prize will be forfeited by that Winner and another Winner will be selected by random drawing.

1.5.7. Mammalz team members, employees and their families are not eligible for participation in these Investor Perks and will not be entered into the random drawing for a trip.

1.6. **Prerequisite for Receiving Trip.** Trip eligibility requires (1) Winners investment in the Mammalz Wefunder campaign must clear escrow; (2) Winners acceptance and execution of an Trip agreement, including a release of liability.

1.7. **Fundraising Requirements.** Each $250,000 raised by Company throughout the campaign will unlock one giveaway for a maximum of three (3) giveaways. No trip will be awarded if, at the end of Company's fundraising campaign, the total raised is less than $250,000 US dollars.

1.8. **Release and Indemnity.** By participating, you hereby release Company, and agree to indemnify, defend, and hold Company, and the other persons and entities involved in the development, production, and/or administration of the giveaway, harmless, from any and all liability for losses, harm, damage, injury, costs, fees, and expenses, including without limitation, property damage, personal injury (including emotional distress), and/or death, arising from participating in the Investor Perks drawing, subsequent Trip, any Trip or Investor Perks related activity, and/or acceptance, receipt, possession or use/misuse of any prize, and for any claims or causes of action based on publicity rights, defamation, or invasion of privacy and merchandise delivery.

1.9. **Force Majeure.** If for any reason the Investor Perks, the Trip(s) (or any part thereof) is not capable of running as planned by reason of computer virus, bug, system malfunction, tampering, unauthorized intervention, fraud, technical failures, fire,

flood, earthquake, storm or other natural cataclysm, riot, strike, terrorist activity, civil commotion, governmental regulation, or any other causes beyond the control of Sponsor which, in its sole opinion, corrupts or affects the administration, security, fairness, integrity or proper conduct of the Investor Perks (or any part thereof), Company reserves the right, in its sole discretion, to cancel, terminate, modify or suspend the giveaway.

1.10. **Bankruptcy.** If for any reason the Investor Perks drawing or Trip(s) (or any part thereof) is not capable of running as planned by reason of Company's insolvency, bankruptcy or similar proceedings, Company reserves the right, in its sole discretion, to cancel, terminate, modify or suspend the giveaway and all Trips.

2. **Term.** These Terms and Conditions will be coterminous with the Investment Agreement.

3. **General Provisions.**

3.1. **Governing Law.** These Terms and Conditions shall be governed by and interpreted exclusively in accordance with the law of the State of California, except for its choice of law rules. For any disputes arising out of these Terms and Conditions, the parties consent to the personal and exclusive jurisdiction of, and venue in, the state and federal courts within the state of California.

3.2. **Severability.** If any provision of these Terms and Conditions is, for any reason, held to be invalid or unenforceable, the other provisions of these Terms and Conditions will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

3.3. **No Assignment.** These Terms and Conditions and Investor's rights and obligations under it may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company's express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

3.4. **Notices.** Each party must deliver all notices, consents, and approvals required or permitted under these Terms and Conditions in writing to the other party at the address listed in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

3.5. **Entirety; Amendments.** These Terms and Conditions are the final, complete, and exclusive terms and conditions with respect to the subject matter hereof. No

modification of or amendment to these Terms and Conditions will be effective unless in writing and signed by the Company.